SurfControl®


06017945

October 16, 2006

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements and press releases:

- REG-SurfControl PLC Holding(s) in Company, dated October 4, 2006
- REG-SurfControl PLC Holding(s) in Company, dated October 16, 2006

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,



Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
OCT 2 3 2006
PROCESSING
SECTION
186
WASH., D.C.

Enterprise Threat Protection

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

File No.: 82-34985

Financial Announcements


SEC MAIL
RECEIVED
PROCESSING
OCT 23 2006
WASH. D.C.
186
SECTION

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9353J
Surfcontrol PLC
04 October 2006

Letter to SurfControl Plc
Dated October 3, 2006

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 et seq., Part IV of the Companies Act (1985) (the "Act"), that:

(a) As of October 2, 2006, Artisan Partners Limited Partnership, was interested in aggregate, for the purposes of the Act, in 2,850,680 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of SurfControl Plc (the "Company"). Of the APLP Shares, Artisan International Value Fund was interested in 1,603,124 ordinary shares ("Fund Shares").

(b) We believe that the APLP Shares represented approximately 9.07% of the total issued share capital of the Company as of October 2, 2006.

(c) So far as we are aware at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	Shares
State Street Nominees Limited	1,837,219
The Bank of New York Nominees Limited	712,545
Mellon Trust	182,250
Brown Brothers Harriman	102,552
Chase Nominees Limited	16,114

Of the 1,837,219 shares held by State Street Nominees Limited, 1,603,124 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene M. Ziegler, have a notifiable interest in the APLP Shares by virtue of Section 203(3) of the Act;

(e) So far as we are aware as at the date of this notice, none of the APLP Shares comprise an interest falling within Section 208(5) of the Act.

(f) This notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, Carlene M. Ziegler, and Artisan International Value Fund under the requirements of the Act.

This notice constitutes separate notifications that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

(g) If you have any questions in relation to the contents of this notification, please contact Graeme Baldwin at Herbert Smith LLP on +44 (0)20 7466 2751.

ARTISAN INVESTMENT CORPORATION
for itself and as general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By: Lawrence A. Totsky*

ANDREW A ZIEGLER

Andrew A. Ziegler*

CARLENE MURPHY ZIEGLER

Carlene Murphy Ziegler*

ARTISAN FUNDS, INC.
on behalf of its series ARTISAN INTERNATIONAL VALUE FUND

By: Lawrence A. Totsky*
----

* By
Lawrence A. Totsky
Chief Financial Officer of Artisan Investment Corporation
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene Murphy Ziegler
Chief Financial Officer of Artisan Funds, Inc.

END

HOLBGBDGGXGGGLS

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:5108K
Surfcontrol PLC
16 October 2006

Letter to: Surfcontrol PLC
Dated: 12 October 2006

Companies Act 1985 ss. 198-202 (as amended)

We are advised that for the purposes of the above provisions these has been a change of circumstances affecting the interests that the BlackRock Group has in the relevant share capital of your company, which have previously been disclosed to you under the above Act. Save where specifically identified to the contrary, such interests arise by reason of discretionary investment management arrangements entered into by us or by our subsidiaries. Where applicable, this letter constitutes disclosure on behalf of such subsidiaries, and, the registered holders are interested in the relevant share capital to the extent set out in the attachment.

In the event of any queries, please contact the Compliance Department on 020 7743 2098.

From: BlackRock Group
Thomas Hone
Compliance Assistant

Company Name : SURFCONTROL PLC

Class of Shares : ORD GBP 0.10

Total interest held by companies within the BlackRock Group is 3,585,761 shares representing 11.41% Details are as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Beneficial Interest
NUTRACO NOMINEES LIMITED (DESIGNATED & UNDESIGNATED)	1,308,939		NO
OTHER NAME(S)	2,276,822		NO

END

HOLBDBDGCGBGGLL